SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CORPORATE TAXPAYER'S ID (CNPJ) 33.042.730/0001-04
CORPORATE REGISTRY ID (NIRE) 33.3.001.159 5

NOTICE TO SHAREHOLDERS'
PAYMENT OF INTEREST ON SHAREHOLDERS EQUITY
AND DIVIDENDS

In view of the Companhia Siderúrgica Nacional's Board of Directors approval, pursuant to article 31 of its Bylaws and article 204, paragraphs 1 and 2 of Law 6,404/76, on the date hereof, as prepayment of the minimum mandatory dividend, (i) the distribution to shareholders of six hundred and sixty-five million and eighty-one thousand reais (R$665,081,000.00) as dividends, arising from the profit reserves account in the balance sheet as of September 30, 2007, corresponding to R$2.593011 per outstanding share of capital stock on the date hereof, free of withholding income tax IRRF, pursuant to the applicable legislation; and (ii) the payment of one hundred and thirty-four million, nine hundred and nineteen thousand reais (R$134,919,000.00) as interest on shareholders' equity which represents a gross amount per share of R$0.526021, subject to withholding income tax at the rate of 15%, will entitle shareholders registered on the date hereof in the records of the depositary institution to the net amount of R$0.447118 per share, and which, subject to withholding income tax at the rate of 25% for shareholders domiciled in a country which does not have income tax or in which the maximum rate is below 20%, pursuant to the provision in article 8 of Law 9,779/99, will entitle shareholders registered on the date hereof in the records of the depositary institution to the net amount of R$0.394516 per share. We announce the following to Shareholders:

1. Dividends and Interest on Shareholders' Equity will be available to Shareholders domiciled in Brazil as of January 8, 2008, without monetary adjustment, at their banking domiciles as informed to the depositary institution, Ita Corretora de Valores S.A.

2. Shareholders users of fiduciary custody will have Dividends and Interest on Shareholders Equity credited in accordance with the procedures adopted by the Stock Exchanges.

3. Shareholders whose register does not hold the Individual Taxpayer's Registry (CPF) number/ Corporate Taxpayer's ID (CNPJ) number or the Bank/Branch/Current Account data will have dividends credited within three (3) business days as of the due regularization of respective registers at branches of Banco Ita S.A., or by means of a letter addressed to Superintendência de Serviços a Acionistas (Superintendence of Services to Shareholders) of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 6 andar São Paulo SP CEP 01092-900.

Service locations: at the branches of Banco Itaú S.A., Shareholders service section, at banking hours.

The amounts to be paid will be calculated and credited based on Shareholders' positions domiciled in Brazil on December 21, 2007, and they comprise prepayment of the minimum mandatory dividend.

We point out that as of December 26, 2007 these shares will be traded ex-dividend at the Brazilian Stock Exchanges.

Rio de Janeiro, December 21, 2007.

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.